LEVELLER MEDIA, INC.

Reviewed Financial Statements for The Years Ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Leveller Media, Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Leveller Media, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 26, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

LEVELLER MEDIA, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

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	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 275,918	$ 150,004
TOTAL CURRENT ASSETS	275,918	150,004
TOTAL ASSETS	275,918	150,004
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	22,471	6,643
TOTAL CURRENT LIABILITIES	22,471	6,643
NON-CURRENT LIABILITIES		
Related Party Loan	268,515	1,500
Note Payable	2,000	-
TOTAL LIABILITIES	292,986	8,143
SHAREHOLDERS' EQUITY		
Class A - Common Stock (25,000,0000 shares authorized; 14,400,000 issued; $.0001 par value)	1,440	1,400
Class B - Common Stock (5,000,0000 shares authorized; none issued; $.0001 par value)	-	-
Preferred Stock (4,083,287 shares authorized; 4,083,287 issued; $.0001 par value)	408	408
Additional Paid in Capital	518,157	498,192
Retained Earnings (Deficit)	(537,073)	(358,140)
TOTAL SHAREHOLDERS' EQUITY	(17,068)	141,860
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 275,918	$ 150,004

LEVELLER MEDIA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
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	2020	**2019**
Operating Expense		
Legal & Professional	95,046	257,315
Advertising	69,331	4,000
General & Administrative	13,715	47,247
Travel Expenses	-	18,629
	178,091	327,190
Net Income from Operations	(178,091)	(327,190)
Other Income (Expense)		
Interest Income	13	359
Interest Expense	(855)	-
Net Income	$ (178,933)	$ (326,831)
Net Loss Per Share		
Weighted average common shares outstanding - basic	14,316,667	14,000,000
Net loss per share	$ (0.01)	$ (0.02)


LEVELLER MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
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Cash Flows From Operating Activities			
Net Income (Loss) For The Period	$ (178,933)	$	(326,831)
Change in Accounts Payable	15,828		6,643
Net Cash Flows From Operating Activities	(163,106)		(320,187)
Cash Flows From Financing Activities			
Issuance/(Repayment) of Related Party Loan	267,015		(3,500)
Issuance of Common Stock	20,005		-
Issuance of Note Payable	2,000		-
Net Cash Flows From Financing Activities	289,020		(3,500)
Cash at Beginning of Period	150,004		473,691
Net Increase (Decrease) In Cash	125,915		(323,687)
Cash at End of Period	$ 275,918	$	150,004

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

LEVELLER MEDIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

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| | Class A Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2018	14,000,000	$ 1,400	4,083,287	$ 408	$ 498,192	$ (31,309)	$ 468,691
Issuance of Stock							
Net Income						(326,831)	(326,831)
Balance at December 31, 2019	14,000,000	$ 1,400	4,083,287	$ 408	$ 498,192	$ (358,140)	$ 141,860
Issuance of Stock	400,000	40			19,965		20,005
Net Income						(178,933)	(178,933)
Balance at December 31, 2020	14,400,000	$ 1,440	4,083,287	$ 408	$ 518,157	$ (537,073)	$ (17,068)

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Leveller Media, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company operates as an entertainment production platform that connects creators with investors across the globe.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2020, and 2019 in the amount of $178,933 and $326,831, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 26, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and corporate tax filing requirements in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

Related Party Loan

In 2020 and 2019, the Company issued a note payable to a related party in exchange for cash for the purpose of funding continued operations ("The Related Party Loan"). The note does not accrue interest and is payable a future date to be determined by management.

Note Payable

During 2020, the Company executed the standard loan documents required for securing (the "EIDL Grant") from the United States Small Business Administration (the "SBA") under its Economic Injury Disaster Loan assistance program considering the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Grant is $2,000, with proceeds to be used for working capital purposes. No interest will be incurred on the EIDL Grant and will not have to be repaid.

NOTE E- EQUITY

Under the Company's original articles of incorporation in effect through May of 2018, the Company authorized 1,000,000,000 shares of $0.0001 par value Common Stock. In March of 2020, the Company amended and restated its articles of incorporation to authorize 4,083,287 shares of $0.0001 par value

Preferred Stock; 30,000,000 shares of $0.0001 par value Common Stock of which 25,000,000 shares are designated as Class A Common Voting Shares which have voting rights of one vote per share. The remaining 5,000,000 shares consist of Class B Common Stock and do not grant voting rights to the holder.

The Company currently has two classes of equity outstanding.

Class A Common Stock   14,400,000

Preferred Stock   4,083,287

Class A - Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Class B - Common Stock: Common shareholders do not have the right to vote regarding items of Company business Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 26, 2021, the date that the financial statements were available to be issued.